Aames 2002-2

Mortgage Pass-Through Certificates

Series 2002-2

Credit Enhancement Report for February 25, 2003 Distribution
Credit Enhancement Report

ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	(415.46)	(5,000.84)	(5,416.30)

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			1,304,323.35
Overcollateralization Requirement			10,389,564.34
Excess Interest			588,178.75

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